UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD __________ to __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble
Subsidiarties Savings Plan

Date: June 29, 2007
By:   /s/ THOMAS J. MESS
       Thomas J. Mess
Secretary, Trustees of
The Procter & Gamble
Subsidiaries Savings Plan

EXHIBIT INDEX

Exhibit No.

     23                               Consent of Deloitte & Touche LLP

The Procter & Gamble
Subsidiaries Savings Plan

Financial Statements as of and for the Years
Ended December 31, 2006 and 2005,
Supplemental Schedule as of December 31, 2006,
and Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                               1

FINANCIAL STATEMENTS:

       Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005           2

S      Statements of Changes in Net Assets Available for Benefits for the Year Ended
        December 31, 2006 and 2005                                                                               3

    Notes to Financial Statements                                                                               4-9

SUPPLEMENTAL SCHEDULE —

    Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)
        as of December 31, 2006                                                                                  11

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
.

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

June 22, 2007

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
PARTICIPANT-DIRECTED INVESTMENTS:

At fair value	$233,121,247	$226,758,928

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	233,121,247	226,758,928

Adjustment from fair value to contract value for fully benefit-	833,390	799,236
responsive investment contracts

NET ASSETS AVAILABLE FOR BENEFITS	$233,954,637	$227,558,164

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$20,906,833	$6,906,703
Net appreciation in contract value of investments	1,487,197	1,494,462
Interest	125,785	115,626
Dividends	5,873,140	4,940,691

Total investment income	28,392,955	13,457,482

Total additions	28,392,955	13,457,482

DEDUCTIONS:
Distributions to and withdrawals by participants	21,825,644	19,063,622
Administrative expenses	170,838	107,151

Total deductions	21,996,482	19,170,773

INCREASE/(DECREASE) IN NET ASSETS	6,396,473	(5,713,291)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	227,558,164	233,271,455

End of year	$233,954,637	$227,558,164

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General — The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company (the “Company”). During the period from March 1996 through June 2002, the following plans were merged into the Plan: the Sundor Brands Savings Plan, Max Factor Savings Plan, the Speas Savings Plan, the Tambrands, Inc. Savings Plan (“Tambrands”), the Iams Company Savings Plan (“Iams”), Recovery Engineering, Inc. Salary Savings Plan (“Pur”), the Richardson-Vicks Savings Plan (“Richardson-Vicks”), The Procter & Gamble Subsidiaries Savings and Investment Plan (“Subsidiaries Savings and Investment”), the Procter & Gamble Pharmaceuticals Savings Plan (“Pharmaceuticals”), and the Millstone Coffee, Inc. 401(k) Savings and Profit Sharing Plan (“Millstone”).

The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company, Speas Company, Tambrands Company, Iams Company, Pur Company, Richardson-Vicks Company, Maryland Club Foods, Inc., Shulton, Inc., Dover Baby Wipes Company, Giorgio Beverly Hills, Inc., Millstone Coffee, Inc., Norwich Eaton, and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union Local No. 22, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee of the Plan, J.P. Morgan Chase Bank, and the Plan recordkeeper, J.P. Morgan Retirement Plan Services LLC, who are also appointed by the Board of Directors of the Company.

Contributions — Effective April 1996, all contributions to the Plan were suspended. Tambrands, Iams, Pur, Richardson-Vicks, Subsidiaries Savings and Investment, Pharmaceuticals, and Millstone Savings Plans were frozen prior to conversion into the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of the Plan’s earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock, mutual funds, a common collective trust fund and an insurance investment contract as investment options for participants.

Vesting — Upon suspension of contributions, all participants were vested immediately in their accounts plus actual earnings thereon.

Participant Loans — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower’s account. Former Company participants may not borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock, in installments over not more than 120 months, or variable amounts paid monthly. Retired or terminated employees shall commence benefit payments upon attainment of age 70½.

A participant may withdraw any portion of after-tax contributions once in any three-month period. Participants who have attained age 59 ½ or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

Account balances attributable to terminated employees are approximately $120,763,841 and $113,204,000 as of December 31, 2006 and 2005, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, J.M. Smucker Company common stock, a common collective trust fund and various mutual funds that include investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund based on the fair market value of the underlying investments.The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using bank-finance yield curve. Loans to participants are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of new Accounting Guidance— The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Positions, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statements of changes in net assets available for benefit are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, effective July 1, 2005, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005 respectively.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

Description	2006	2005

Barclays Global Investors Equity Index Fund F	-	$74,922,244
Barclays Global Investors Equity Index Fund T	$75,867,800
* The Procter & Gamble Company common stock	59,577,105	57,673,937
Royce Low Priced Stock Fund	26,920,081	25,146,006
PIMCO Total Return Fund	17,747,189	18,356,100
Fidelity Diversified International Fund	17,757,237	15,431,628
* J.P. Morgan Chase Bank Intermediate Bond Fund	30,514,325	31,435,594

* Indicates party-in-interest

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Net appreciation (depreciation) in fair value of:
Mutual funds	$3,991,684	$94,083
Common collective trust fund	10,897,101	4,036,583
The Procter & Gamble Company common stock	5,985,812	2,801,242
The J.M. Smucker Company common stock	32,236	(25,205)

	$20,906,833	$6,906,703

Net appreciation in contract value of-
J.P. Morgan Stable Value Fund	$1,487,197	$1,494,462

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A and State Street Bank & Trust Company (collectively, the “issuers”). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The issuers may not terminate the contract at any amount less than contract value.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to track current market yields on a trailing basis.

	2006	2005
Average yields:
Based on annualized earnings (1)	4.77%	4.80%
Based on interest rate credited to participants (2)	5.07%	5.10%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank, the trustee of the Plan as defined by the Plan. J.P. Morgan Retirement Plan Services LLC, the recordkeeper, is affiliated with the trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 926,979 and 996,439 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $ 25,896,398 and $26,932,785, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income on Company common stock of $ 1,167,003 and $1,131,093, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$233,954,637	$227,558,164
Less: Adjustment from contract value to fair value
for fully benefit responsive investment contracts	(833,390)
Less: Certain deemed distributions of participant loans	(80,910)	(15,358)

Net assets available for benefits per the Form 5500	$233,040,337	$227,542,806

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2006 to Form 5500 net income:

2006
Net increase in assets available for benefits per the financial statements	$6,396,473
Less: Adjustment from contract value to fair value for fully benefit responsive investment contracts	(833,390)
Less: Certain deemed distributions of participant loans and related interest	(65,552)

Net gain per the Form 5500	$5,497,531

The following is a reconciliation of net investment income per the financial statements for the year ended December 31, 2006 to Form 5500:

2006
Net investment income per the financial statements	$28,392,955
Less: Adjustment from contract value to fair value for
fully benefit responsive investment contracts	(833,390)
Less: Interest on deemed distribution	(6,291)

Benefits paid to participants per the Form 5500	$27,553,274

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to Form 5500:

2006
Benefits paid to participants per the financial statements	$21,825,644
Plus: Current year deemed loans distributions	69,751
Less: Prior year deemed loans distributions	(10,490)

Benefits paid to participants per the Form 5500	$21,884,905

9.	SUBSEQUENT EVENTS

On May 3, 2007, the Company approved a resolution to change the Plan’s year end to June 30 effective June 30, 2007.

On May 3, 2007, the Company approved a resolution stating that the Plan will be renamed the Procter & Gamble Savings Plan (“Savings Plan”). In addition, the 401(k) (Employee Accounts) feature of the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “PST”), another plan sponsored by the Company, will merge into the Savings Plan. All assets and participant accounts of the PST 401(k) feature will be transferred into the Savings Plan. The Savings Plan will become the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The effective date of the resolution is July 1, 2007.

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

	Identity of Issuer	Description of Investment	Fair Value

	Investments at fair value:
*	The Procter & Gamble Company	Common stock	$ 59,577,105
	The J.M. Smucker Company	Common stock	343,123
	Mutual Funds:
	The Royce Funds	Low Price Fund	26,920,081
	Fidelity Investments	Diversified International Fund	17,757,237
	PIMCO	Total Return Fund	17,747,189
*	J.P. Morgan Funds	Prime Money Market Fund	2,259,638
	Common Collective Trust Fund-
	Barclays Global Investors	Equity Index Fund T	75,867,800
*	J.P. Morgan Stable Value Fund	Stable Value Fund:
	US Treasury	Note, 3.5%, due May 31, 2007	49,693
*	J.P. Morgan Chase Bank	Liquidity Fund	279,393
*	J.P. Morgan Chase Bank	Intermediate Bond Fund	30,514,325
*	Loans to participants	309 loans with maturities ranging from
		January 2006 to January 2015 and
		interest rates ranging from 5% to 10.5%	1,805,663

	TOTAL INVESTMENTS		$ 233,121,247

*	Denotes party-in-interest.